Exhibit 99.2

Evotec Announces First Quarter 2026 Results: Building Transformation Momentum

•	Q1 2026 financial performance: Full-year 2026 guidance confirmed; start to the year as expected with group revenues of €156.6 m (€166.9 m at CER); adj. Group EBITDA of -€21.9 m (-€18.9 m at CER) impacted by one-off effects and foreign exchange headwinds

•	D&PD partnerships progress: Nomination of a first preclinical development candidate in Almirall collaboration; new Gates Foundation grants advancing tuberculosis discovery programs

•	Horizon well on track: Implementation phase commenced with actions underway to streamline operations, reduce cost base and improve utilization; benefits expected to build through 2026

•	Leadership update: Transition to Claire Hinshelwood as Chief Financial Officer, ensuring continued financial stewardship; appointment of Dr. Ingrid Müller as Chief Operating Officer, driving execution

•	Investor and analyst webcast and conference call today: 2 p.m. CET / 1 p.m. GMT / 8 a.m. EDT; details can be found below or at this link

Hamburg, Germany, May 6, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced financial results for the first quarter of 2026, reported against a strong prior-year comparison, while continuing disciplined execution of its strategic priorities under the Horizon transformation.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec said:

“As expected and previously communicated, year-on-year growth in the first quarter of 2026 was driven by the significant one-off contribution recorded in the prior-year period, continued softness in parts of the business and foreign exchange headwinds. Looking ahead, we expect Evotec’s financial profile to improve as the year progresses, further supported by a recovery in market conditions and stabilization in D&PD activity. At the same time, we are executing on Horizon, our operating model transformation designed to guide Evotec toward sustainable growth and value creation. Since our last update, Horizon has moved into implementation, supported by targeted leadership additions in the commercial and operations areas. Progress across key partnerships with the Gates Foundation and Almirall highlights our diverse D&PD capabilities.”

Selected Business Highlights

Drug Discovery and Preclinical Development (D&PD)

Evotec continues to show progress across key partnerships:

•	Almirall Collaboration – Medical Dermatology

Evotec and Almirall have nominated the first preclinical development candidate (PDC) from their medical dermatology collaboration, targeting inflammatory skin diseases (May 2026). The program progressed from lead identification to PDC within just two years, significantly outperforming typical industry timelines. The achievement validates Evotec’s AI/ML-enabled, data-driven and end-to-end discovery and preclinical development approach, demonstrating its ability to deliver high-quality candidates rapidly and efficiently. Evotec will continue to support the program’s progress toward IND submission through its INDiGO platform, which fully integrates the activities necessary to advance small molecules from candidate nomination into clinical development.

•	Gates Foundation Grants - Tuberculosis

Evotec received two new grants from the Gates Foundation to advance drug discovery and translational research in tuberculosis (TB), further expanding the Company’s long-standing engagement in the field (Apr 2026). The funding supports the discovery of novel small-molecule TB drug candidates as well as the nonclinical evaluation and prioritization of next-generation drug combinations, including long-acting injectable approaches. The program leverages Evotec’s AI-enabled discovery and translational platforms to accelerate candidate selection and reduce development risk in the advancement of shorter, safer and more effective TB treatment regimens.

Horizon Update

Horizon represents the next phase of Evotec’s multi-stage transformation and a decisive step in the Company’s evolution, implementing a new and focused operating model built across the three pillars of operational excellence, scientific leadership and commercial execution.

Since its announcement in March 2026, Horizon has progressed from planning into active implementation with advancement of the planned reduction in Evotec’s global operational footprint to ten sites.

For the first quarter of 2026, Evotec recorded reorganization cost provisions of €75 million, primarily reflecting personnel-related costs, including severance payments, as well as impairment losses on property, plant and equipment.

As previously communicated, Evotec continues to project structural run-rate savings of approximately €75 million by the end of 2027, with ~20-30% of these savings expected to materialize in 2026.

Alongside the ongoing implementation of Horizon, the Company has initiated a comprehensive evaluation of strategic options at the Group level.

The review will consider how the Group’s portfolio, capital structure and long-term ownership framework can most effectively support the Company’s objective of sustainable long-term value creation. It complements Horizon by ensuring that Evotec’s strategic, operational and structural setup maximizes value for all stakeholders. In connection with this process, Morgan Stanley and Moelis & Company have been retained as financial advisors.

No decision has been made to pursue any transaction or other strategic alternative and there is no timetable for completion of the review. There can be no assurance that the review will result in any transaction or other outcome, or as to the timing, terms or structure of any such transaction or outcome. Evotec does not intend to provide further updates unless and until the Company determines that disclosure is appropriate or required.

Leadership Update

Chief Financial Officer: Claire Hinshelwood

Claire Hinshelwood has succeeded Paul Hitchin as Chief Financial Officer effective May 1, 2026 (Apr 2026). Mr. Hitchin has stepped down from his role at the end of April 2026 for personal reasons, having led Evotec through a significant period of financial and strategic evolution. Ms. Hinshelwood has more than 30 years of experience in senior financial leadership roles, most recently serving as Group Chief Finance Officer of BMI Group, where she transformed financial operations and delivered meaningful improvements to the company’s underlying financial position during a period of challenging market conditions. Her prior experience includes senior global finance positions at Novartis and Syngenta, with responsibility across multiple regions. As CFO, she will focus on maintaining strong financial governance and transparency, supporting the execution of Evotec’s transformation agenda, and advancing the Group’s progress toward sustainable and profitable growth.

Chief Operating Officer: Dr. Ingrid Müller

Effective May 1, 2026, Dr. Ingrid Müller joined Evotec as Chief Operating Officer and member of the Management Board (Apr 2026). Dr. Müller brings more than 20 years of international leadership experience in the life sciences industry, with a strong background across operations, strategy, supply, procurement and R&D integration. As COO, she will oversee Evotec’s D&PD operations and play a central role in enhancing cross-functional execution across the Group’s platforms and scientific capabilities. A key focus of her mandate will be the implementation of the Horizon initiative, with emphasis on quality, productivity, scalability, delivery performance and cost discipline, as well as the continued advancement of technology-enabled operational improvements across the business.

Financial Results

Group Financials

In the first quarter of 2026, Group revenues amounted to €156.6 million (€166.9 million CER), reflecting a strong prior-year comparison that included a Sandoz license sale in Q1 2025. Adjusted Group EBITDA amounted to -€21.9 million (-€18.9 million CER), compared with €3.1 million in the prior-year period, primarily driven by the absence of the non-recurring license contribution and further impacted by negative foreign currency effects.

R&D expenses were maintained in line with the Company’s continued focus on cost discipline and tightly controlled investments and remained broadly stable at €10.1 million (6.4% of total Group revenues), compared with €14.9 million in the corresponding prior-year period.

The liquidity position in the first quarter of 2026 was €444.8 million, representing a slight decrease compared with the net cash position at year-end 2025 of €476.4 million.

Segment Financials

Drug Discovery and Preclinical Development (D&PD)

In the first quarter of 2026, D&PD revenues decreased by 15% to €119.9 million (€126.6 million CER), compared with €140.6 million in the same period of 2025. Adjusted EBITDA for the division amounted to -€9.8 million (-€5.5 million CER), down from -€6.9 million in the first quarter of the prior year.

Just – Evotec Biologics (JEB)

In the first quarter of 2026, segment revenues amounted to €36.8 million (€40.4 million CER), declining from €59.4 million in the prior-year period, primarily reflecting the absence of the incremental license payment from Q1 2025. Adjusted EBITDA totaled -€12.1 million (-€13.4 million CER), compared with €10.0 million in the first quarter of 2025.

Full-year 2026 Guidance Confirmed

•	Group revenues of approximately €700-780 million (€730-810 million CER)

•	Adjusted Group EBITDA of approximately €0-40 million (€10-50 million CER)

2026 represents a transition year as Horizon is implemented, with operational improvements expected to become increasingly visible in the second half of the year.

Webcast Details

Evotec will host a webcast and conference call today at 2 p.m. CET / 1 p.m. GMT / 8 a.m. EDT.

To join the audio webcast and to access the presentation slides, please register via this link.

The on-demand replay of the webcast will be available under the same link after the event and on our website.

Conference Call Details

To join the conference call, please pre-register via this link. You will receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialing in via phone is available under this link.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com

Key figures of consolidated income statement & segment information

	Three months ended March 31, 2026			Three months ended March 31, 2025
(in € thousands)	D&PD	JEB	Evotec Group	D&PD	JEB	Evotec Group
Revenues	119,800	36,844	156,644	140,590	59,389	199,978
Intersegment revenues	97	-	-	2	-	-
Costs of revenues	-112,721	-45.589	-158,212	-119,326	-47,373	-166,697
Gross profit	7,176	-8,744	-1,569	21,266	12,015	33,281
Gross margin in %	6%	-24%	-1%	11%	20%	14%
R&D expenses	-10,081	-	-10,081	-14,883	-52	-14,935
SG&A expenses	-34,827	-8,961	-43,788	-41,219	-8,356	-49,576
Other operating income	11,930	527	12,457	12,312	665	12,977
Other operating expense	-2,823	-618	-3,442	-904	-660	-1,564
Reorganization costs	-74,974	-	-74,974	-192	-	-192
Operating income (loss)	-103,599	-17,797	-121,396	-23,620	3,611	-20,008
Adjusted EBITDA	-9,800	-12,051	-21,851	-6,856	9,964	3,107